UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. *)

INFOSYS LIMITED

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Equity Shares, par value Rs. 5 per share

(Title of Class of Securities)

The Equity Shares, which are not traded on U.S. markets, have not been assigned a CUSIP number

(CUSIP Number of Class of Securities)

Jayesh Sanghrajka

Chief Financial Officer

Infosys Limited

Electronics City, Hosur Road

Bengaluru, Karnataka

India 560 100

+91-80-2852-0261

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Steven V. Bernard, Esq.

Tamara M. Brightwell, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

Telephone: (650) 493-9300

CALCULATION OF FILING FEE

Transaction Value	Amount of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer per General Instruction D of Schedule TO.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☒	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing on Schedule TO relates solely to preliminary communications made before the commencement of a potential tender offer for outstanding equity shares (the “Shares”) of Infosys Limited, a company organized under the laws of the Republic of India (the “Company” or “Infosys”) (the “Buyback”).

The Buyback for the outstanding equity shares of the Company referenced herein has not yet been approved by the Company’s shareholders and, accordingly, has not yet commenced. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company pursuant to the Company’s Buyback or otherwise. If the Buyback is approved by the Company’s shareholders, any offers to purchase or solicitations of offers to sell will be made pursuant to a Tender Offer Statement on Schedule TO (including the letter of offer and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by the Company. The Company’s security holders are advised to carefully read these documents, any amendments to these documents and any other documents relating to the Buyback that are filed with the SEC in their entirety prior to making any decision with respect to the Company’s Buyback because these documents contain important information, including the terms and conditions of the offer. The Company’s security holders may obtain copies of these documents (when they become available) and other documents filed with the SEC for free at the SEC’s website at www.sec.gov or from the Company’s Investor Relations department at sharebuyback@infosys.com.

TO ALL STOCK EXCHANGES

BSE LIMITED

NATIONAL STOCK EXCHANGE OF INDIA LIMITED

NEW YORK STOCK EXCHANGE

September 11, 2025

Dear Sir/Madam,

Sub: Outcome of Board Meeting – Proposal for buyback of equity shares

This has reference to our letter dated September 8, 2025, regarding the captioned subject and in compliace with the Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“LODR Regulations”). The Board of Directors of the Company at their meeting held on September 11, 2025, has considered and approved a proposal to buyback equity shares for an amount of ₹ 18,000 Crore (Rupees Eighteen Thousand Crore only) (“Buyback Size”) at a price of ₹ 1,800/- (Rupees One Thousand Eight Hundred only) per Equity Share (“Buyback Price”), payable in cash, comprising of a purchase of 10,00,00,000 fully paid-up equity shares of the Company of face value of ₹ 5/- each (“Equity Shares”) representing up to 2.41% of the total number of Equity Shares in the existing total paid-up Equity Share capital of the Company (on a standalone basis), from the equity shareholders of the Company as on a record date to be announced later (“Record Date”). The Buyback Size does not exceed 25% of the aggregate of the paid-up capital and free reserves, based on the latest audited interim condensed standalone and consolidated financial statements of the Company as on June 30, 2025. The buyback is proposed to be made from all equity shareholders of the Company as on the Record Date (including those who become equity shareholders as on the Record Date by cancelling American Depositary Shares (“ADSs”) and withdrawing underlying equity shares) on a proportionate basis through the tender offer route, in accordance with the provisions of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018 (as amended) (“Buyback Regulations”) and the Companies Act, 2013 and the rules made thereunder (“Buyback”). The Buyback offer is subject to the approval of the shareholders by way of a special resolution through postal ballot by remote e-voting only and all other applicable statutory approvals in accordance with applicable law.

The Buyback Size does not include any expenses or transaction costs incurred or to be incurred for the Buyback, such as, brokerage, filing fees, advisory fees, intermediaries’ fees, public announcement publication expenses, printing and dispatch expenses, applicable taxes such as securities transaction tax, goods and services tax, stamp duty etc. and other incidental and related expenses.

The Board has constituted a buyback committee (the “Buyback Committee”), comprising of Chief Financial Officer, the Chief Legal Officer & Chief Compliance Officer and the Company Secretary of the Company. The Buyback Committee has the power to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient, usual or proper in connection with the Buyback. Further, The Board has appointed A.G.S. Manikantha, Company Secretary, as the Compliance Officer for the purposes of the proposed Buyback.

The Board also noted that, given the Company’s class of securities registered under Section 12 of the Securities Exchange Act of 1934 in the United States and the shareholding of US residents by way of ADSs and Equity Shares, it is necessary for the Company to seek and obtain exemptive relief from the U.S. Securities and Exchange Commission (“SEC”) on certain aspects of the tender offer procedures, due to conflicting regulatory requirements between Indian and U.S. laws for tender offer buybacks and the Company will be making application in this regard.

The Board noted that consistent with disclosures previously made in the Company’s Form 20-F, the holders of ADSs may be able to participate in the buyback if such ADS holders cancel the ADSs and withdraw the underlying Equity Shares to become equity shareholders of the Company as on the Record Date. Further, such ADS holders will be able to re-deposit against the creation of ADSs any of such Equity Shares that are not tendered in the Buyback, or if tendered, are not accepted in the Buyback. The ADS holders are advised to go through the postal ballot notice, which will be sent out in due course in accordance with the applicable regulations, and relevant SEC filings for further information in regard to conversion of ADSs into Equity Shares and vice versa.

The public announcement and other documents setting out the process, timelines and other statutory details of the Buyback will be released in due course in accordance with the Buyback Regulations.

The pre-Buyback shareholding pattern of the Company as on September 5, 2025 is attached hereto as Annexure A.

The Board Meeting commenced at 8:00 p.m. IST and concluded at 8:40 p.m. IST.

A detailed disclosure as required under Regulation 30 of LODR Regulations read with the SEBI Master Circular No. SEBI/HO/CFD/PoD2/CIR/P/0155 dated November 11, 2024 is enclosed as Annexure B.

The above information is also available on the Company’s website at www.infosys.com.

This is for your information and records.

Yours sincerely,

For Infosys Limited

A.G.S. Manikantha

Company Secretary

Membership No: A21918

Enclosed: as stated above.

Additional information pursuant to U.S. Law

The Buyback for the outstanding equity shares of the Company referenced herein has not yet been approved by the Company’s shareholders and accordingly, the Buyback has not yet commenced. The communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company pursuant to Company’s Buyback or otherwise. If the Buyback is approved by the Company’s shareholders, any offers to purchase or solicitations of offers to sell will be made pursuant to a Tender Offer Statement on Schedule TO (including the letter of offer and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by the Company. The Company’s security holders are advised to carefully read these documents, any amendments to these documents and any other documents relating to the Buyback that are filed with the SEC in their entirety prior to making any decision with respect to the Company’s Buyback because these documents contain important information, including the terms and conditions of the offer. The Company’s security holders may obtain copies of these documents (when they become available) and other documents filed with the SEC for free at the SEC’s website at www.sec.gov or from the Company’s Investor Relations department at sharebuyback@infosys.com.

Annexure A

Pre-Buyback Shareholding Pattern of the Company as on September 05, 2025

Sr. No.	Shareholder Category	No. of Shareholders	Number of shares	% shareholding
1	Promoter and Promoter Group	26	54,20,29,249	13.05

2	Indian Financial Institutions/ Banks/ Mutual Funds
	Indian Financial Institutions	142	71,44,84,620	17.20
	Banks	16	28,21,732	0.07
	Mutual Funds	45	85,35,71,650	20.55
	Sub Total	203	1,57,08,78,002	37.81

3	FII/ FPI/ NRIs/ ADRs/ Foreign Nationals and OCB
	FII/FPI	1,445	1,13,76,95,325	27.39
	NRIs	58,051	4,12,10,487	0.99
	ADRs	1	38,47,80,301	9.26
	Foreign Nationals and Overseas Corporate Bodies	11	40,63,525	0.10
	Sub Total	59,508	1,56,77,49,638	37.74

4	Indian Public, Corporates and others	25,56,934	47,37,35,314	11.40

	Total	26,16,671	4,15,43,92,203	100.00

Note: Post buyback shareholding will be dependent on the actual number of shares bought back

Annexure B

Disclosure of details in relation to proposed Buyback

S. No.	Particulars	Details
1.	Number of securities proposed for the Buyback	Buyback of up to 10,00,00,000 Equity Shares.

2.	Number of securities proposed for the Buyback as a percentage of existing paid up capital	Buyback of up to 10,00,00,000 Equity Shares representing up to 2.41% of the total number of Equity Shares in the existing total paid-up Equity Share capital of the Company (on a standalone basis).

3.	Buyback Price	₹ 1,800/- (Rupees One Thousand Eight Hundred only) per Equity Share, payable in cash, for an amount aggregating up to ₹ 18,000 Crore (Rupees Eighteen Thousand Crore only).

4.	Actual securities in number and percentage of existing paid up capital bought back

Buyback of up to 10,00,00,000 Equity Shares aggregating up to 2.41% of the total number of Equity Shares in the existing total paid-up Equity Share capital of the Company (on a standalone basis).

However, the actual number of equity shares and percentage of existing paid-up capital bought back shall be ascertained following completion of the Buyback.

5.	Pre & post shareholding pattern	Please refer to Annexure A.